Independent Film Development Corporation

190 N. Canon Drive

Suite 420

Beverly Hills, CA  90210

August 11, 2008

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Independent Film Development Corporation

      File No. 000-53103 and 814-00758

Application for Order under section 57(c) of the Investment Company Act of 1940 (the “Act”), requesting an exemption from section 57(a)(1) and 57(a)(4) of the Act.

Dear Securities and Exchange Commission:

Independent Film Development Corporation (“IFDC” or “the Company”) hereby requests an order approving the issuance of common stock of the Company to officer George Ivakhnik and officer/director Kenneth Eade, in exchange for certain shares of common stock and shares of preferred convertible common stock of Imperia Entertainment, Inc. (Pink Sheets: IMPN) a portfolio company of IFDC, in which Ivakhnik and Eade are shareholders and Ivakhnik is an officer/director.

Applicant’s Representations:

Independent Film Development Corporation, a Nevada corporation, is a business development company (“BDC”) within the meaning of section 2(a)(48) of the Act.  IFDC’s plan of operations is to acquire the securities of eligible portfolio companies with an emphasis on those engaged in independent film sales, distribution and production, and to lend management and capital assistance with a goal toward our portfolio companies becoming significant competitors to mini-major film studios, such as Lionsgate.  IFDC’s investment objective is to focus on the development of opportunities to invest in eligible portfolio companies providing early stage capital, strategic guidance and operational support.  IFDC’s principal objective is long-term capital appreciation. IFDC does not have an investment adviser within the meaning of section 2(a)(20) of the Act.

IFDC requests an order under section 57(c) of the Act that would approve the issuance of common stock of the Company to IFDC’s Vice President of Capital Markets and Chief Financial Officer, George Ivakhnik, and its Secretary/Director and Chief Compliance Officer Kenneth Eade.

History

In September 2007, in connection with the costs of organization of the Company, its business plan, offering plan, agreement to advance operating costs of the Company for one year and the cancellation of 300,000 shares of  convertible preferred stock (convertible each to 100,000 shares of Imperia Entertainment, Inc., IFDC’s first contemplated portfolio acquisition) the Company issued Kenneth Eade 5,000,000 shares of common stock of the Company.  The Company’s accountant booked the issuance at par value as an issuance of stock to founders.

In November 2007, in exchange for 200,000 shares of preferred convertible stock of Imperia Entertainment, Inc., IFDC issued 1,000,000 shares of common stock to George Ivakhnik and 1,000,000 shares of common stock  to Kenneth Eade.

On February 20, 2008, the Company filed its Registration Statement on Form 10 with the Securities and Exchange Commission (the “Commission”).  The Registration Statement was amended four times, and went effective on April 20, 2008, and the Commission issued a letter stating it had no further comments on the Registration Statement.

Rescission

On August 6, 2008, in response to comments from the Commission on the Company’s Notification on Form 1-E, IFDC and Eade mutually rescinded the initial issuance of shares to Eade in the amount of 5,000,000 shares and re issued 13,500 shares of common stock to Eade at the price of $4.00 per share, in exchange for organizational costs, unreimbursed operational costs and for paying the costs and expenses of the Company’s executive offices, telephones, and clerical labor from inception through the end of September.  Mr. Eade was also issued 1,500,000 shares of Company common stock at the price of $4.00 per share in exchange for 3,000 preferred convertible shares of Imperia Entertainment stock (the same 300,000 shares of preferred convertible stock originally cancelled by Eade and returned in the rescission agreement.  These 300,000 preferred shares underwent a 100-1 reverse split and have been reduced to 3,000 shares, each convertible to 100,000 shares of Imperia common stock.)  The rescission and reformed agreement (“new agreement”) are both contained within the Rescission and Release Agreement, a copy of which is attached hereto as an Exhibit.  The board of directors of the Company has found the rescission agreement to be fair and reasonable and in the best interests of the Company.  It has found the new agreement to be fair and reasonable and in the best interests of the Company, subject only to the approval of the Commission.

On August 6, 2008, in response to comments from the Commission on the Company’s notification on Form 1-E, IFDC, Ivakhnik and Eade mutually rescinded the exchange of 2,000,000 shares of IFDC common stock for 200,000 preferred convertible shares of Imperia Entertainment, Inc. (now 200 million common shares after a 100-1 reverse split and conversion of preferred to common shares).  Pursuant to the agreement, Ivakhnik and Eade were each issued 495,000 shares of IFDC common stock at the purchase price of $4.00 per share.  The rescission and reformed agreement (“new agreement”) are both contained within the Rescission and Release Agreement, a copy of which is attached hereto as an Exhibit.  The board of directors of the Company has found the rescission agreement to be fair and reasonable and in the best interests of the Company.  It has found the new agreement to be fair and reasonable and in the best interests of the Company, subject only to the approval of the Commission.

Imperia Entertainment, Inc.

Imperia Entertainment, Inc., the first eligible portfolio company of IFDC, is a company engaged in film production, which has produced two feature films, has a library of two television series, and is in need of capital to move to the next level.  Imperia’s common stock trades on the Pink Sheets under the trading symbol, “IMPN.”  Imperia was selected as an eligible portfolio company by IFDC because: 1) Management of the Company is familiar with the business of Imperia; 2) Imperia is in need of capital formation and management and has recently undergone a restructuring of its outstanding common share capital; 3) Imperia is in the entertainment business which IFDC has decided to emphasize in its portfolio acquisitions; and 4) Imperia’s common stock has a liquidity factor, in that it is currently quoted and would make a prime acquisition for the company, since the common stock already has a market (albeit a thinly traded one) and it is possible to build a shorter term appreciation strategy with such a security.

Applicant’s Legal Analysis

IFDC requests an exemption pursuant to section 57(c) of the Act from the provisions of section 57(a) of the Act, which prohibits certain transactions between a BDC and its affiliates.  In this case, the affiliates are selling to IFDC securities of its first portfolio company, in exchange for securities of which IFDC is the issuer, which the Company believes is consistent with the principles of section 57(a)(1)(A).

Section 57(c) of the Act provides that the Commission will exempt a proposed transaction from the terms of section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received are fair and reasonable and do not involve overreaching of any person concerned, and the proposed transaction is consistent with the policy of the business development company concerned and the general purposes of the Act.  IFDC submits that the requested relief meets this standard.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit persons of registered investment companies or affiliated persons thereof, acting as principal, from participating in any joint transaction or arrangement in which the registered company or a company it controls is a participant, unless the Commission has issued an order authorizing the arrangement.  Section 57(a)(4) of the Act imposes substantially the same prohibitions on joint transactions involving BDC’s and certain affiliates of their affiliates as described in section 57(b).  Section 57(i) of the Act makes section 17(a) and (d) and Rule 17d-1 applicable to BDC’s.

IFDC maintains that the acquisition of securities from its affliates of the portfolio company Imperia Entertainment, Inc. would divest IFDC’s affiliates of ownership in Imperia, and, in the case of Ivakhnik, he would remain a non-owner officer affiliate of Imperia.  This is a position that IFDC could propose Ivakhnik occupy that is consistent with a BDC providing managerial assistance to its portfolio companies, which is consistent with the Act and its policies and purposes.

In the case of Eade, the acquisition would divest Eade of any ownership interest or affiliate status with Imperia.  Both acquisitions would involve IFDC paying no more than its own restricted securities, on price terms equivalent to its current Regulation E initial public offering.  The acquisition of a controlling interest in Imperia, the Company’s first securities acquisition, is consistent with the policies and purposes of the Act in acquiring controlling interests in portfolio companies in need of capital and managerial assistance.

Section 48(b) of the Act provides that a BDC “is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of section 55(a) [15 USCS § 80a-54(a)(1)-(3)], and makes available significant managerial assistance with respect to the issuers of such securities, provided that a business development company must make available significant managerial assistance only with respect to the companies which are treated by such business development company as satisfying the 70 per centum of the value of its total assets condition of section 55 [15 USCS § 80a-54]; and provided further that a business development company need not make available significant managerial assistance with respect to any company described in paragraph (46)(C)(iii), or with respect to any other company that meets such criteria as the Commission may by rule, regulation, or order permit, as consistent with the public interest, the protection of investors, and the purposes of this title.”

As a result of the transaction, Imperia meets the definition of an “eligible portfolio company” as set forth in section 2(46) of the Act, which is a company that:

“A.  is organized under the laws of, and has its principal place of business in, any State or States;

B.  is neither an investment company as defined in section 3 [15 USCS § 80a-3] (other than a small business investment company which is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 and which is a wholly-owned subsidiary of the business development company) nor a company which would be an investment company except for the exclusion from the definition of investment company in section 3(c) [15 USCS § 80a-3(c)]; and

A.

satisfies one of the following--

i.

it does not have any class of securities with respect to which a member of a national securities exchange, broker, or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under section 7 of the Securities Exchange Act of 1934 [15 USCS § 78g];

ii.

it is controlled by a business development company, either alone or as part of a group acting together, and such business development company in fact exercises a controlling influence over the management or policies of such eligible portfolio company and, as a result of such control, has an affiliated person who is a director of such eligible portfolio company;

iii.

it has total assets of not more than $ 4,000,000, and capital and surplus (shareholders' equity less retained earnings) of not less than $ 2,000,000, except that the Commission may adjust such amounts by rule, regulation, or order to reflect changes in 1 or more generally accepted indices or other indicators for small businesses; or

iv.

it meets such other criteria as the Commission may, by rule, establish as consistent with the public interest, the protection of investors, and the purposes fairly intended by the policy and provisions of this title.

Section 2(47) of the Act defines “making available significant managerial assistance” as:

“ A.  any arrangement whereby a business development company, through its directors, officers, employees, or general partners, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company;

B.

the exercise by a business development company of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as part of a group acting together which controls such portfolio company…”

The 1980 amendments to the Investment Company Act of 1940 contained in the Small Business Investment Incentive Act of 1980 (“SBIIA”) were designed to encourage the establishment of public entities that invest in private equity in order to increase the flow of capital to small, growing businesses.

According to the House Report, H.R. Rep. No. 96-134, the bill recognized “that public venture capital pools exhibit some substantial differences from investment companies that invest in more liquid securities .  It therefore seeks to remove burdens on venture capital activities that might create unnecessary disincentives to the legitimate provision of capital to small businesses.”

Conclusion

Thus, the Act was designed to be flexible, and does, in fact, permit exemptions to the provisions of Sections 57(a), where the transaction is not inconsistent with the public interest or the provisions of the Act.  In this case, the proposed transaction does not violate the public interest, it does not create any rights in the affiliates to the company which are not available to the investing public, and results in the acquisition of an eligible portfolio company in which IFDC has control and managerial assistance.  Applicant submits that the transaction is consistent with and accomplishes the very purpose that the SBIIA was designed to accomplish, and prays that this application be granted.

Sincerely yours,

/s/ Kenneth Eade

     KENNETH EADE

     Secretary/Chief Compliance Officer